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2012 March 22

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
U.S.A.

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Dear Sirs/Madame:

Re: Your File No. 000-30614

We write in response to your letter of March 12, 2012 wherein you provided follow-on comments to your letter of February 23rd and our initial reply of March 1st. SEC contact staff cited in your most recent letter are Steve Lo and John Archfield.

Our response to your item 1 (the sole item in your comment letter) follows.

We have re-examined the IFRS standard best used in evaluating potential impairment of our equity investment in OJVG, and agree with your view that we should be using IAS 28 instead of IFRS 6. We have followed the process for assessing possible impairment through IAS 28.31 and IAS 39.58.

As a result of these processes, we confirm that there was no objective evidence that our equity investment in OJVG was impaired in fiscal 2011 or 2012.

We base our conclusion that no such objective evidence existed or exists principally on the following facts (which are identical to those set out in our reply letter of March 1st). First, an independent feasibility study dated June 2010 estimates the project net present value undiscounted to be USD $119 MM / $252 MM / $472 MM using gold price assumptions of USD $880 / $1000 /$1200 per ounce respectively, and USD $74 MM / $182 MM / $361 MM discounted at 3% at the same gold prices respectively. Second, since announcing in the public forum the conclusions of this feasibility study on July 15, 2010, we have issued 14 further engineering-based news releases summarizing exploration results which we believe a reasonable reader would interpret as augmenting the merits of the OJVG project and its financial prospects. Third, since June 2010 the price of gold has increased from approximately USD $1230 in June 2010 to approximately USD $1740 in February 2012; we believe a reasonable reader would interpret this as augmenting the merits of the OJVG project and its financial prospects.

I take responsibility for the initial reference in our reply to IFRS 6 rather than to IAS 28. While we utilize as part of our management resources a professional accountant with greater experience in IFRS than I personally possess, I did not pass our initial response past that person – who concurs with your assessment of the most appropriate IFRS standard to apply in Oromin’s circumstances.

(…cont’d)

Oromin Explorations Ltd.
Reply ltr to SEC
2012 March 22
Page 2 of 2

We conclude this response with our acknowledgment that the Company is responsible for the adequacy and accuracy in its filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find our response satisfactory. The writer may be contacted as set out in the letterhead.

Yours sincerely,
OROMIN EXPLORATIONS LTD.
per:

Signed: “Ian Brown”

Ian Brown, CA
Chief Financial Officer